Exhibit 99.1

Special Meeting of Shareholders of
Allied Gold Corporation (the “Company”)

March 31, 2026

REPORT OF VOTING RESULTS

National Instrument 51-102 -
Continuous Disclosure Obligations (“NI 51-102”)

Section 11.3

In accordance with section 11.3 of NI 51-102 and following the special meeting of shareholders of the Company held on March 31, 2026 (the “Meeting”), we hereby advise of the following voting results as tabulated by the scrutineers for the Meeting. The matter considered at the Meeting is described in greater detail in the management information circular of the Company dated February 25, 2026 (the “Circular”), which is available under the Company’s issuer profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Total shares issued and outstanding at record date of February 23, 2026	–	125,214,565
Total shares represented at the Meeting in person and by proxy	–	76,556,705
Percentage of outstanding shares represented at the Meeting	–	61.14%

Arrangement Resolution

Based on proxies received and a vote conducted by ballot at the Meeting, the special resolution (the “Arrangement Resolution”) was approved by the shareholders of the Company. The full text of the Arrangement Resolution is included as Schedule A to the Circular, approving the arrangement under section 182 of the Business Corporations Act (Ontario), pursuant to the arrangement agreement between the Company and Zijin Gold International Company Limited dated January 26, 2026, as amended from time to time, as more particularly described in the Circular. The final voting results of the poll taken on the Arrangement Resolution are set forth below:

		Votes By Poll
	Outcome of Vote	Votes For	Votes Against
66 2/3% special majority vote	Carried	76,206,335	349,698
		(99.54)%	(0.46)%

	Outcome of Vote	Votes For	Votes Against
50%+1 of the minority vote, excluding common shares held by interested parties in accordance with applicable securities laws	Carried	59,621,291	349,698
		(99.42)%	(0.58)%